Exhibit 99.1

Company Contacts:

Katia Fontana

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries,
please contact:

OverCat Communications

Audrey Hyams Romoff, ahr@overcat.com, (647) 223-9970

Gillian DiCesare, gd@overcat.com,

(647) 223-5590

Chelsea Brooks, cb@overcat.com,

(289) 221-6006

BIRKS GROUP REPORTS SOLID FISCAL 2022 RESULTS

The Company delivered increased sales, expanded gross margins as well as improved profitability and liquidity.

Montreal, Quebec. June 23, 2022 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), reported its financial results for the fiscal year ended March 26, 2022.

Highlights

All figures presented herein are in Canadian dollars.

During the fiscal year ended March 26, 2022 (“fiscal 2022”), the Company achieved year-over-year sales growth of 26.7% (including an increase in comparable store sales of 32.5%), an increase in gross margin percentage of 260 basis points, improved results from operations including an increase in EBITDA(1) of $7.7 million, and a return to profitability. The Company’s sales and operating income results have outperformed pre-pandemic levels, and were achieved despite certain remaining disruptions on the business during fiscal 2022 driven by COVID-19. Indeed, the Company was impacted by temporary store lockdowns, most notably in Ontario, the Company’s largest market, from the start of the fiscal year through June 2021 as a result of the restrictions imposed by provincial government authorities in order to control the COVID-19 pandemic. Across the retail stores network, approximatively 7% of shopping days were lost due to temporary store lockdowns during fiscal 2022, as compared to approximately 31% during the fiscal year ended March 27, 2021 (“fiscal 2021”).

During fiscal 2022, the Company achieved net sales of $181.3 million, an increase of $38.2 million, or 26.7%, from fiscal 2021, yielding gross profit of $76.2 million, an increase of $19.9 million, or 35.3%, compared to fiscal 2021. Gross profit as a percentage of sales was 42.0%, an increase of 260 basis points from the gross profit as a percentage of sales of 39.4% in fiscal 2021. The Company continued to proactively control its operating costs during the period, yielding total operating expenses of $71.8 million in fiscal 2022, or 39.6% of net sales, as compared to $59.2 million, or 41.4% of net sales in fiscal 2021.

The Company’s EBITDA(1) for fiscal 2022 was $10.3 million or 5.7% of net sales, an increase of $7.7 million, or 296%, compared to EBITDA(1) of $2.6 million, or 1.8% of net sales for fiscal 2021.

Overall, the Company reported a positive net income of $1.3 million, an improvement of $7.1 million, compared to a net loss of $5.8 million recorded in fiscal 2021.

Despite losing approximately 7% of shopping days to temporary store closures in fiscal 2022, net sales of $181.3 million are greater by $11.9 million, or 7.0% than net sales of fiscal year ended March 28, 2020 (“fiscal 2020”), which constitutes the most recent comparable period unaffected by the COVID-19 pandemic. Gross profit at $76.2 million, or 42.0% of net sales, represents an increase of $11.7 million over the $64.5 million, or 38.1% of net sales generated in fiscal 2020. This increase is driven by an improvement in gross margin percentage of 390 basis points as a result of new pricing strategies on Bijoux Birks branded products as well as a lower discounting. Overall, the Company’s reported net income of $1.3 million for fiscal 2022 represents an improvement of $13.5 million over the net loss of $12.2 million reported in fiscal 2020.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are pleased to report that fiscal 2022 was a successful year for Birks, which speaks to our teams’ ability to deliver sustained growth across the business under challenging circumstances, their hard work, and their relentless dedication to our customers and company. In fiscal 2022, Birks has shifted from recovering from the impacts of COVID-19 to growing beyond pre-pandemic levels, as our results are strong not only compared to fiscal 2021, but also compared to fiscal 2020, which was not impacted by COVID-19. Our return to profitability is a significant milestone that is indicative of the success of the strategies we implemented to overcome the challenges brought about by COVID-19 during the past two years, and of the turnaround phase of our strategic plan that began pre-pandemic. I am grateful to all our employees for their unwavering efforts and excellent execution during this past year which has allowed us to enter fiscal 2023 from a position of strength.”

Mr. Bédos further commented: “I believe that the Company today is in a stronger position to achieve its long-term objectives, and I am confident in our potential to achieve meaningful growth as we continue to prioritize investments that we believe will drive shareholder value.”

Financial overview for fiscal 2022:

•

Net sales for fiscal 2022 were $181.3 million, an increase of $38.2 million, or 26.7%, compared to net sales of $143.1 million in fiscal 2021. The increase in net sales in fiscal 2022 was primarily driven by strong results experienced throughout the Company’s retail channel fueled by improved performance of third party branded timepieces and Bijoux Birks branded jewelry and bridal collections. The increase in net sales in fiscal 2022 was also attributable to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during fiscal 2022 as compared to fiscal 2021. Approximatively 7% of shopping days were lost due to temporary store closures during fiscal 2022, as compared to approximatively 31% during fiscal 2021;

•

Comparable store sales increased by 32.5% in fiscal 2022 compared to fiscal 2021. Such increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store closures, traffic declines and capacity limitations) experienced by the Company during the period as compared to during fiscal 2021. Comparable store sales as presented in the results of operations below for fiscal 2022 and fiscal 2021 have not been adjusted to remove the impact of any government mandated temporary store closures;

•

Gross profit for fiscal 2022 was $76.2 million, or 42.0% of net sales, compared to $56.4 million, or 39.4% of net sales for fiscal 2021. This increase was primarily driven by the increased sales volume experienced in the period driven by the reduced adverse effects of COVID-19 on the Company’s retail operations in fiscal 2022 as compared to fiscal 2021, as well as by an improvement in gross margin of 260 basis points. The increase in 260 basis points in gross margin percentage was mainly attributable to the Company’s adjusted pricing strategy on Bijoux Birks branded products, as well as its strategic focus on reducing sales promotions and discounting;

•

SG&A expenses in fiscal 2022 were $65.9 million, or 36.3% of net sales, compared to $53.7 million, or 37.5% of net sales in fiscal 2021. SG&A expenses in fiscal 2022 increased by $12.2 million versus SG&A expenses in fiscal 2021. This increase is primarily related to the reduced impact of COVID-19 (including government-mandated temporary store lockdowns, traffic declines and capacity limitations) experienced by the Company during the period as compared to fiscal 2021, and therefore reduced cost containment initiatives undertaken by management in response to the pandemic. The drivers of the increase in SG&A expenses in the period include greater occupancy costs ($2.2 million) as a result of the re-opening of stores and related non-recurring rent abatements in fiscal 2021, increased marketing costs ($2.3 million), greater compensation costs ($5.0 million) due to the re-opening of the stores and related non-recurring temporary lay-offs, and salary reductions in fiscal 2021, as well as higher sales commissions and variable compensation due to increased sales volume and improved operating performance, higher general operating costs and variable costs including credit cards fees ($2.2 million) driven by increased sales activity and lower wage and rent subsidies ($1.3 million), partially offset by lower stock-based compensation ($0.9 million). As a percentage of sales, SG&A expenses in fiscal 2022 have decreased by 120 basis points as compared to fiscal 2021;

•	The Company’s EBITDA (1) for fiscal 2022 was $10.3 million, an increase of $7.7 million, compared to EBITDA(1) of $2.6 million for fiscal 2021;

•	The Company’s reported operating income for fiscal 2022 was $4.5 million, an improvement of $7.3 million, compared to a reported operating loss of $2.8 million for fiscal 2021; and

•	The Company recognized net income for fiscal 2022 of $1.3 million, or $0.07 share, compared to a net loss for fiscal 2021 of $5.8 million, or ($0.32) per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewellery, timepieces and gifts and operator of luxury jewellery stores in Canada. The Company operates 24 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand and one location in Vancouver under the Patek Philippe brand. Bijoux Birks fine jewellery collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States as well as several jewellery retailers across North America and the E.U. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewellery, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including: “EBITDA and “adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

Adjusted EBITDA

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with impairment losses. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The table below provides a reconciliation of the non-GAAP measures presented to the most directly comparable financial measures calculated with GAAP.

Total Adjusted Operating Expenses
	For the fiscal year ended
($000’s)	March 26, 2022	March 27, 2021	March 28, 2020
Total operating expenses (GAAP measure)	71,751	59,171	71,021
as a % of net sales	39.6%	41.4%	41.9%
Remove the impact of:
Impairment of long-lived assets (a)	—	—	-309

Total adjusted operating expenses (non-GAAP measure)	$71,751	$59,171	$70,712

as a % of net sales	39.6%	41.4%	41.7%

Adjusted operating income (loss)
	For the fiscal year ended
($000’s)	March 26, 2022	March 27, 2021	March 28 2020
Operating income (loss) (GAAP measure)	4,469	(2,821)	(6,544)
as a % of net sales	2.5%	-2.0%	-3.9%
Add the impact of:
Impairment of long-lived assets (a)	—	—	309

Adjusted operating income (loss) (non-GAAP measure)	$4,469	(2,821)	(6,235)

as a % of net sales	2.5%	-2.0%	-3.7%

EBITDA & Adjusted EBITDA
	For the fiscal year ended
($000’s)	March 26, 2022	March 27, 2021	March 28, 2020
Net income (loss) from continuing operations (GAAP meas	1,287	(5,838)	(12,227)
as a % of net sales	0.70%	-4.10%	-7.20%
Add the impact of:
Interest expenses and other financing costs	3,182	3,017	5,683
Income taxes expense (recovery)	—	—	—
Depreciation and amortization	5,809	5,458	4,845

EBITDA (non-GAAP measure)	$10,278	(2,637)	(1,699)

as a % of net sales	5.7%	1.8%	-1.0%
Add the impact of:
Impairment of long-lived assets (a)	—	—	309

Adjusted EBITDA (non-GAAP measure)	$10,278	$2,637	(1,390)

as a % of net sales	5.7%	1.8%	-0.8%

(a)	Non-cash impairment of long-lived assets in fiscal 2020 related to leasehold improvements that are associated to store leases that have a possibility of early lease termination.

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about the Company’s ability to achieve its long-term objectives, achieve meaningful growth, and drive shareholder value are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward- looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements.

These risks and uncertainties include, but are not limited to the following: (i) the magnitude and length of economic disruption as a result of the worldwide novel coronavirus (COVID-19) outbreak, including its impact on macroeconomic conditions, generally, as well as its impact on the results of operations and financial condition of the Company and the trading price of its shares; (ii) a decline in consumer spending or deterioration in consumer financial position; (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (vi) the Company’s ability to execute its strategic vision; and (vii) the Company’s ability to invest in and finance capital expenditures.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2022 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - AUDITED

	Fiscal Year Ended
	March 26, 2022	March 27, 2021	March 28, 2020

	(In thousands, except per share amounts)
Net sales	$181,342	$143,068	$169,420
Cost of sales	105,122	86,718	104,943

Gross profit	76,220	56,350	64,477

Selling, general and administrative expenses	65,942	53,713	65,867
Depreciation and amortization	5,809	5,458	4,845
Impairment of long-lived assets	—	—	309

Total operating expenses	71,751	59,171	71,021

Operating income (loss)	4,469	(2,821)	(6,544)
Interest and other financial costs	3,182	3,017	5,683

Loss from continuing operations	1,287	(5,838)	(12,227)
Income taxes (benefits)	—	—	—

Loss from continuing operations	1,287	(5,838)	(12,227)

Discontinued operations:
Loss income from discontinued operations, net of tax	—	—	(552)
Gain on disposal of discontinued operations	—	—	—

Net (loss) income from discontinued operations, net of tax	—	—	(552)

Net (loss) income	$1,287	$(5,838)	$(12,779)

Weighted average common shares outstanding:
Basic	18,346	18,005	17,968
Diluted	18,794	18,005	17,968

Net (loss) income per common share:
Basic	$0.07	$(0.32)	$(0.71)
Diluted	0.07	(0.32)	(0.71)

Net (loss) income from continuing operations per common share:
Basic	$0.07	$(0.32)	$(0.68)
Diluted	0.07	(0.32)	(0.68)

BIRKS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – AUDITED

	As of
	March 26, 2022	March 27, 2021

	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$2,013	$1,807
Accounts receivable and other receivables	8,037	7,307
Inventories	78,907	97,789
Prepaids and other current assets	1,822	2,044

Total current assets	90,779	108,947

Long-term receivables	5,599	5,673
Property and equipment	22,781	24,496
Operating lease right-of-use asset	58,071	57,670
Intangible assets and other assets	6,031	4,894

Total non-current assets	92,482	92,733

Total assets	$183,261	$201,680

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$43,157	$53,387
Accounts payable	28,291	37,975
Accrued liabilities	8,340	11,209
Current portion of long-term debt	2,129	2,960
Current portion of operating lease liabilities	6,963	6,298

Total current liabilities	88,880	111,829

Long-term debt	21,371	23,062
Long-term portion of operating lease liabilities	66,757	66,713
Other long-term liabilities	389	1,498

Total long-term liabilities	88,517	91,273
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,795,443 (10,610,973 as of March 27, 2021)	37,883	37,361
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	23,669	18,259
Accumulated deficit	(113,413)	(114,700)
Accumulated other comprehensive loss	(30)	(97)

Total stockholders’ equity (deficiency)	5,864	(1,422)

Total liabilities and stockholders’ equity	$183,261	$201,680